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SECU 19008279 SION

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Securities and Exchange Commission
Trading and Markets

APR 04 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2018** (MM/DD/YY) AND ENDING **DECEMBER 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **UNION CAPITAL COMPANY**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6407 E GRANT ROAD
(No. and Street)

TUCSON	**AZ**	**85715**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK ALMADA **520-664-2001**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **FRANK ALMADA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **UNION CAPITAL COMPANY**, as of **DECEMBER 31, 2018** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Claudia A Lopez
Notary Public - Arizona
Pima County
My Comm. Expires
10/25/2021

Signature

PRESIDENT
Title

Claudia A Lopez
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Board of Directors of Union Capital Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules and related supplemental guidance, which are enumerated below, and were agreed to by Union Capital Company and the SIPC, solely to assist you and SIPC in evaluating Union Capital Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Union Capital Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, Union Capital Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Union Capital Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 28, 2019

Union Capital Company

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	54,089
Clearing deposit		35,000
Commissions receivable		111,221
Due from officer		5,708
Due from employees		6,000
Deposits		780
Total assets	$	212,798

Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	44,914
Commissions payable		90,480
Total liabilities		135,394
Stockholder's equity:		
Common stock, no par value, 2,000,000 shares authorized, 1,308,941 shares issued and outstanding	$	458,624
Accumulated deficit		(381,220)
Total stockholder's equity		77,404
Total liabilities and stockholder's equity	$	212,798

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Union Capital Company (Company), an Arizona corporation, began operations in December 1999 as Inversionista Online.com, Inc. and became a registered securities broker-dealer during 2001. The name was changed to Union Capital Company during 2002. The Company operates a business whereby customers transactions are cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

The Company provides securities brokerage, sales of mutual funds, variable annuities and certain limited partnership interests and investment advisory services to retail and institutional customers.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

The Company is a wholly owned subsidiary of Union Capital Holdings Corp. ("the Parent").

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2018, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

Income Taxes

The Company is included in the consolidated tax return filed by Union Capital Holdings Corp. Income taxes are calculated as if the Company filed on a separate basis, and the amount of current tax or refund receivable is either remitted to or received from Union Capital Holdings Corp.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2018, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize any interest and penalties in the provision for taxes. The federal and state income tax returns of the Company for 2017, 2016 and 2015 are subject to examination by the IRS and state taxing authorities, generally for 3 years after they were filed.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Recently Adopted Accounting Pronouncements:

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end.

Note 1 - Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In February 2016 the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3- 1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $64,916 which was $55,890 in excess of its minimum net capital requirement and its ratio of aggregate indebtedness to net capital was 2.09 to 1.

Note 3 - Revenue from Contracts with Customers

The Company recognizes revenue from contracts with customers upon satisfaction of performance obligations by transferring control over goods or service to a customer.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment advisory fees.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 3 - Revenue from Contracts with Customers (continued)

Mutual funds and limited partnership fees
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date.

Note 4 - Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2018, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 5 – Due from Employees

As of December 31, 2018, the Company was owed $5,708 for advances to an officer and $6,000 for advances to employees. The advances are due on demand and are unsecured.

Note 6 - Income Tax

The Company files a consolidated income tax return with its parent. Income taxes are charged by the Company based on the amount of income taxes the parent would have paid had it filed its own income tax return. In accordance with FASB ASC Topic 740, "Accounting for income Taxes," allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to the members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

At December 31, 2018, the Company had approximately $233,000 of net operating losses ("NOL") carryforwards for federal purposes. These losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The deferred tax asset is approximately summarized as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 46,600
Less: Valuation allowance	46,600
Net deferred tax asset	$ -

The Company has taken a full valuation allowance against the deferred asset attributable to the NOL carryforwards, due to the uncertainty of realizing the future tax benefits.

Note 7 – Lease

On December 17, 2010, the Company entered into a non-cancelable operating lease ("Agreement") for office space for its corporate operations in Tucson, Arizona. The Agreement provides for a lease term of three (3) years, commencing on January 1, 2011. The lease was extended to June 30, 2016. As of July 1, 2016 the Company leases office space on a month-to month basis. Rent expense was $16,350 for the year ending December 31, 2018.

Note 8 - Commitments and Contingencies

The Company is subject to arbitration and litigation in the normal course of business. The Company has no arbitration or litigation in progress as of December 31, 2018.

Union Capital Company

Notes to Financial Statements
December 31, 2018

Note 9 - Subsequent Events

In accordance with the Subsequent Events Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2019 through February 28, 2019, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.